Fortuna reports record production of 1,027,741 ounces of silver and 5,348 ounces of gold for the third quarter 2012

Vancouver, October 11, 2012-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) announces production figures for the third quarter of 2012 from its two 100% owned operating underground mines in Latin America, the San Jose mine in Mexico and the Caylloma mine in Peru.

For the third quarter of 2012, the company produced 1,027,741 ounces of silver and 5,348 ounces of gold plus significant base metal by-product. Silver and gold productions for the first nine months of the year totaled 2,977,025 ounces and 16,331 ounces respectively; reflecting 80% and 94% of the company’s 2012 annual production guidance (see Fortuna news release dated January 26, 2012). At this rate of production, Fortuna is on track to exceed its 2012 forecast of 3.7 million ounces of silver and 17,400 ounces of gold.

Third Quarter Production Highlights

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Silver production of 1,027,741 ounces; 53% increase over Q3 2011

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Gold production of 5,348 ounces; 230% increase over Q3 2011

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Lead production of 4,451,943 pounds; 10% decrease over Q3 2011

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Zinc production of 5,614,859 pounds; 3% decrease over Q3 2011

Mr. Jorge A. Ganoza, Fortuna’s President and CEO, said, “The company is on track to beat its annual production guidance. Our operations teams continue to successfully execute our mine plans and capitalize on opportunities to further optimize processes at our mines in Peru and Mexico.  The expansion of the San Jose mine’s processing plant is proceeding as scheduled with completion planned by mid-2013; purchasing of the 800 tpd ball mill and other major equipment has taken place. Once the expansion is commissioned, Fortuna will be producing at an annual consolidated rate of 5 million ounces of silver and 26,000 ounces of gold plus significant base metal credits. At Caylloma, the tailings dam project has been de-risked. We are pleased with the prompt response from the Mines and Energy Ministry and look forward to receiving the final operations permit in the upcoming weeks.”

Third Quarter Consolidated Production Table:

	Third Quarter 2012			Third Quarter 2011
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	117,386	91,607		115,574	37,417
Average tpd milled	1,306	1,048		1,270	693
Silver*
Grade (g/t)	181	191		186	108
Recovery (%)	76.79	89.34		81.00	87.00
Production (oz)	524,906	502,835	1,027,741	559,959	113,178	673,137
Gold
Grade (g/t)	0.44	1.73		0.35	1.06
Recovery (%)	50.96	88.51		43.00	83.00
Production (oz)	847	4,501	5,348	563	1,060	1,623
Lead
Grade (%)	1.97			2.11	--
Recovery (%)	87.14			92.00	--
Production (lbs)	4,451,943		4,451,943	4,960,154	--	4,960,154
Zinc
Grade (%)	2.55			2.58	--
Recovery (%)	85.15			88.00	--
Production (lbs)	5,614,859		5,614,859	5,815,486	--	5,815,486

      (*) Caylloma mine Ag recovery in Pb concentrate

San Jose Mine, Mexico

Average head grades for silver and gold were 191 g/t and 1.73 g/t or 16% and 26% above plan respectively. Silver and gold productions were 19% and 25% above budget.

Construction of the second stage of the tailings dam has been initiated according to plan and is scheduled to be concluded during the first quarter of 2013. This expansion will provide enough tailings and water storage capacity for treatment of ore at a rate of 1,500 tpd, planned for mid-2013. Ball mill and flotation cells for the expansion have been selected and purchased with delivery scheduled for the first quarter of 2013. Mine development continues advancing according to plan to meet the expansion throughput.

Caylloma Mine, Peru

Average head grades for silver and gold were 181 g/t and 0.44 g/t or 10% and 21% above plan respectively. Silver recovery improved slightly by 1.2% with respect to the second quarter. Metallurgical testing and process improvements continue in order to achieve budgeted recovery of 81.5% for mixed sulphide ore. Silver and gold productions were 5% and 38% above budget.

The new tailings dam project has been de-risked as the mine’s current tailings storage capacity has been extended until mid-2013.  All pending construction permits for the new tailings facility have been received from the Mines and Energy Ministry and the final operation permit is expected in the upcoming weeks.

Qualified Person

Edgard Vilela, Corporate Manager of Technical Services, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101 and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Tel (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Tel (Toronto): +1.647.725.0813 / Tel (Vancouver): +1.604.484.4085

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.